Exhibit 99.1

Canada Goose Announces Key Leadership Appointments to Drive Strategic Growth Acceleration Plan

TORONTO, ON (April 25, 2023) – Today, aligned to its recently unveiled five-year strategic growth plan, Canada Goose announced five new appointments to its Leadership Team, all effective immediately:

•	Matt Blonder as the brand’s first-ever Chief Digital Officer;

•	Juliette Streichenberger as President of CGAG and Europe, the Middle East and Africa (EMEA);

•	Ana Mihaljevic as Head of Global Stores, in addition to her current role of President, North America;

•	Daniel Binder as Chief Transformation Officer and EVP, Sales Operations & Planning;

•	Patrick Bourke as SVP, Strategy & Corporate Development.

“The execution of our five-year strategic growth plan requires an experienced and talented team of experts that will help us expand our direct-to-consumer business, reach new audiences and build new categories,” said Dani Reiss, Chairman and CEO, Canada Goose. “A key characteristic of success is reinvention. As we accelerate our business and execute against our strategic growth pillars, these appointments reflect the performance luxury brand and global retailer we are today – and strengthen the foundation we’ve built for the business we will be in the future.”

As Chief Digital Officer, Matt Blonder will be responsible for the strategy, implementation and adoption of all consumer-facing digital platforms. He will drive the brand’s digital innovation and manage the teams responsible for developing the company’s digital roadmap across existing – and new – channels, as well as the company’s IT and Insights teams. Matt joins Canada Goose with over 20 years of experience in omni-channel, direct-to-consumer and digital marketing, most recently serving as President of Global E-commerce at Wolverine Worldwide, where he oversaw the digital and e-commerce strategy across its portfolio of brands.

Juliette Streichenberger will serve as President of CGAG and EMEA, responsible for Canada Goose’s growing business in the internationally influential region. With performance luxury strongly resonating with EMEA consumers, Juliette’s focuses will include expanding the brand’s e-commerce business and store footprint. Juliette brings nearly 30 years of global luxury expertise to the role, having led teams at Prada and LVMH. She joins Canada Goose from Hermès, where she held the role of European Managing Director and more than doubled the business’ turnover during her tenure. Juliette takes over for Pat Sherlock, who is departing, having played a pivotal role at Canada Goose for more than 10 years.

Ana Mihaljevic first joined the company in 2015 and has been critical to the growth trajectory of Canada Goose’s commercial business, having established the planning and sales operations functions. As Head of Global Stores, she will lead the long-term roadmap for the brand’s retail expansion and oversee global retail excellence, championing Canada Goose’s plans to more than double its footprint over the next five years.

Daniel Binder, who has been engaged in consulting and interim roles with Canada Goose, is assuming the position of Chief Transformation Officer and EVP, Sales Operations & Planning. Dan will lead transformation objectives, overseeing the development and execution of the company’s efforts to ensure scalable growth. Prior to Canada Goose, Dan held senior roles at DFS, a division of LVMH, and Macy’s, and has led large performance improvement projects with global organizations in his role as an external consultant. Dan brings more than 35 years of global retail expertise to Canada Goose, leading high-performing teams with intense focus on business process, performance improvement and organizational design.

Having joined in 2017, Patrick Bourke previously led Canada Goose’s Investor Relations and Strategy functions. In his new role as SVP of Strategy & Corporate Development, his responsibilities will include the development, oversight and execution of Canada Goose’s corporate priorities, as well as new business opportunities. This builds upon the experience acquired during his tenure with the company, which includes supporting the Baffin acquisition and the creation of Canada Goose Japan.

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About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements that refer to expectations, intentions, projections or other characterization of future events or circumstances relating to the execution of our proposed strategy, including statements relating to our five-year strategic growth plan. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the extent and duration of related disruptions to our operations, as well as the evolution of the global economic conditions, are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management’s discussion and analysis of financial condition and results of operations for the third and three quarters ended January 1, 2023 , as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 3, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Contacts

Media: media@canadagoose.com

Investors: ir@canadagoose.com